EXHIBIT 99.1

LFTD Partners Inc. Reports QoQ Revenue Up 41%, Net Income Up 118%, and Diluted EPS up 125% During Q1 2022

JACKSONVILLE, FL, May 12, 2022 (Accesswire) – LFTD Partners Inc. (“LFTD Partners” or the “Company”) (OTCQB: LIFD), the corporate parent of leading cannabis and psychedelics-lifestyle and consumer packaged goods manufacturer Lifted Made, today announced record quarterly revenue, net income, and diluted earnings per share for Q1 2022.

Financial Highlights – Q1 2022 compared to Q4 2021

•	Revenue up 41% to $18,088,877, up from $12,787,566 in Q4 2021

•	Net income up 118% to $2,944,793, up from $1,349,292 in Q4 2021

•	Basic earnings per share up 110% to $0.21 per share, up from basic earnings per share of $0.10 in Q4 2021

•	Diluted earnings per share up 125% to $0.18 per share, up from diluted earnings per share of $0.08 in Q4 2021

Financial Highlights – Q1 2022 compared to Q1 2021

•	Revenue up 439% to $18,088,877, up from $3,353,270 in Q1 2021

•	Net income up 376% to $2,944,793, up from $618,359 in Q1 2021

•	Basic earnings per share up 163% to $0.21 per share, up from basic earnings per share of $0.08 in Q1 2021

•	Diluted earnings per share up 350% to $0.18 per share, up from diluted earnings per share of $0.04 in Q1 2021

Q1 2022 is LFTD Partners’ seventh consecutive quarter of positive GAAP-basis earnings per share.

During Q1 2022, sales of products under Lifted Made’s hemp-derived products brand Urb Finest Flowers made up 96% of Lifted Made’s sales; sales of products under Lifted Made’s non-hemp-derived psychedelics products brand Silly Shruum made up the other 4% of Lifted Made’s sales.

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Nicholas S. Warrender, Vice Chairman and COO of LFTD Partners, and founder and CEO of Lifted Made, said, “Our tremendous quarter-over-quarter growth in revenue and profitability during Q1 2022 reflects Lifted Made’s talented team and diversified product portfolio, including our award-winning brand of hemp-derived cannabinoid products Urb Finest Flowers and our psychedelics brand Silly Shruum which successfully launched in January. We are well on our way toward achieving our 2022 revenue goal of $75 million or more.”

William C. “Jake” Jacobs, CPA, President and CFO of LFTD Partners, said: “Our balance sheet is continuing to strengthen, driven by our healthy EBITDA margin, which was 23% in Q1 2022. For example, despite recently paying down millions of dollars in debts and taxes, and building up millions of dollars worth of inventory, our cash on hand currently exceeds $3.4 million. Nevertheless, Lifted Made’s runaway sales growth has made it very difficult to keep enough raw materials, packaging and finished inventory in stock. Consequently, LFTD Partners is continuing to explore the possibility of raising $10-$15 million in the form of debt that would be used to pay off our remaining $2.75 million note payable to Nick Warrender, to purchase Lifted Made’s headquarters building in Kenosha for $1.375 million, and to add millions of dollars to Lifted Made’s working capital so that its sales are less likely to be held back by a lack of raw materials and finished inventory as has happened often during the past two years.”

About LFTD Partners Inc.

LFTD Partners Inc. (OTCQB: LIFD) is focused upon acquiring rapidly growing and profitable companies that sell branded hemp-derived cannabinoid products, emerging psychedelic products, and other alternative lifestyle products. LFTD Partners’ first wholly-owned subsidiary is Lifted Made (www.LiftedMade.com), Kenosha, Wisconsin, which sells award-winning hemp-derived cannabinoid products and other psychedelic and alternative lifestyle products under its flagship brands Urb Finest Flowers and Silly Shruum. LFTD Partners also owns 4.99% of CBD-infused beverage and products maker Ablis (www.AblisBev.com), and of distillers Bendistillery Inc. d/b/a Crater Lake Spirits (www.CraterLakeSpirits.com) and Bend Spirits, Inc., all located in Bend, Oregon.

Please read LIFD’s filings with the U.S. Securities and Exchange Commission which fully describe our business and the Risk Factors associated therewith. Learn more by subscribing to our newsletters at www.LFTDPartners.com and www.LiftedMade.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes the acquisition, financing, revenue growth, profitability, and product strategies, plans and expectations of LFTD Partners Inc. and Lifted Made. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to the actual results of these companies' merger plans, financing plans, operations, or the performance or achievements of these companies differing materially from those expressed or implied by the forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results, performance or achievements could differ materially from those anticipated in such forward-looking statements as a result of certain other factors, including the risk factors set forth in LFTD Partners Inc.'s filings with the Securities and Exchange Commission. This press release does not constitute an offer to sell common stock or any other securities of LFTD Partners Inc.

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CONTACTS:

Lifted Made

Attn: Nicholas S. Warrender, CEO

Phone: (224) 577-8148

Email: CEO@LiftedMade.com

Website: www.LiftedMade.com

LFTD Partners Inc.

Attn: William C. “Jake” Jacobs, CPA, President and CFO

Phone: (847) 400-7660

Email: JakeJacobs@LFTDPartners.com

Website: www.LFTDPartners.com

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